Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: March 19, 2021

Yahoo! Finance

Hippo is reinventing the home insurance industry: Reid Hoffman on SPAC deal

19 March 2021

Interview Transcript

Brian Sozzi: Online home insurance platform, Hippo plans to go public mid-year after completing a SPAC deal with Reinvent Technology Partner Z. It’s a SPAC transaction backed by LinkedIn co-founder and co-lead director of Reinvent Technology Partners, Reid Hoffman. Reid Hoffman joins us now alongside Hippo co-founder and CEO Assaf Wand. Good morning to both of you, congrats on this deal, Reid, let me start with you. Early PayPal, founding member of PayPal early investor in Facebook, early investor in Airbnb. What brings you to home insurance?

Reid Hoffman: Well we didn’t start by looking at insurance tech we were looking for the most amazing technology companies that are transforming experiences for customers and transforming society, and home insurance is one of those super important things because, you know, its your most important asset, it’s kind of the fundamental Maslow hierarchy of needs, you know where you live and you feel safe you feel secure and Hippo, which is essentially the leading company in this category is using technology and networks to reinvent the experience moving from essentially adversarial, because you know like, hey, we don’t want to pay out the claims, to partnering, which is how do we make your home safe. By using Internet of Things and technology and connecting with you in order to say hey, actually, in fact, you’ve changed your roof, maybe we can actually have lower premiums, or hey you’ve, you’ve added this feature you want to protect yourself against that, and it’s using technology in order to do that and when we looked at this we said yes this is exactly the kind of transformative technology company that we’ve set out to find that is good for the individuals and customers, good for society and good for shareholders.

Myles Udland: You know Assaf, I want to ask a little bit about the business over the last year, I just bought a home and did not get, I got regular old home insurance, I didn’t get any of the fun bells and whistles that come with Hippo in any of that process. You guys raise money, about nine months ago, ten months ago in an evaluation that was significantly lower than what you’re becoming public now how is the trajectory change given how many people have gone out and purchased homes and rethought their living situations during COVID?

Assaf Wand: It’s a really good question. Firstly, congrats on the new home. But what you see is that our homes became a lot more central to our life, our home became our office, our home became our gym our home became the school for the kids. And people just have spent a lot more time in the home, and we want to help them take care of their home, and better basically better live in it. What we do is we’re trying to shift a transaction or something which an experience that you have now with your insurance company which is transactional and adversarial and make it into a partnership, we have a component called proactive insurance. We give IoT devices to help people prevent losses from escalating, we have Hippo homecare, that is a tele-maintenance service we’re supporting our customer when they live at home, to better take care of their home, we keep on monitoring monitor our customer home. And our aim is, how do we make the lives of our customer better in the home.

Julie Hyman: And one of the other things that we should say characterizes Hippo is it actually has revenue, it’s not pre revenue like some of the companies coming public through SPACS and Reid one of the things that we’ve been talking to people on the SPAC side is, whether that was a prerequisite? You know, because there are so many companies that don’t have revenue, I believe if I read the deck correctly, Hippo also expects to have profit this year. So, was that something Reid specifically that you all were looking for as well?

Reid Hoffman: Well we’re looking for the most amazing businesses over the long term, three years, five years, 10 years, you know, the companies that will truly become pillars of the kind of the next generation of the industry and society. And if revenue, great always great to have revenue with the business, of course, but that’s the, that’s the characteristic and so what we saw with Hippo was it they were reinventing this industry, in a way that no one else is close to, and for example, Hippo has an NPS score of 75 which is twice the industry average, that’s the substantiation of that move from adversarial to partnership. And that’s the kind of thing that we were, we’re much more focused on now, the fact that it’s already got great revenue, great trajectory, you know all the things you can see in the kind of the filings that we made of it. Those were also of course great.

Myles Udland: And Assaf, speaking of those you know, some of those projections that are in the deck and that Reid was just alluding to, how do you plan to initially kind of deploy this capital? Because again, now a lot of money has come into and it really kind of creates a situation where you’re going to have opportunities that maybe would’ve been five or 10 years down the road kind of pulled forward to today with this amount of money.

Assaf Wand: We’re going to pursue a lot more opportunities than we have before. We were in a point where we had an abundance of opportunities but not enough resources to pursue them. We want to double down on technology, we want to double down on data, we want to double down on our partnerships. We just want to do more of what we were doing before that was very successful and push harder. I think what happened during COVID also is digitization moved forward probably by three to five years. People’s expectations of what they’re going to get from their insurance carrier has shifted significantly and we just want to push harder and reach all of the goals that we had in a faster way. And we’re very excited by that. We’re very optimistic that we’re going to reach these numbers, we see great response from our customers. I think we’re on the right trajectory.

Brian Sozzi: You know, Reid, broader tech question, you a lot of, we hear from a lot of tech executives that the investments in tech have been pulled forward, three to five years’ worth of investments pulled forward over the past year. But we’re seeing now tech stocks selling off, do you sense that there’s froth in the market here or does the outlook justify an even higher valuation for tech?

Reid Hoffman: We at Reinvent don’t tend to focus that much on what is this today or what is this week or what is this month, it’s what in the long-term. It’s part of the reason why, for example, when we structure deals like the ones we’ve done with Hippo and Joby, we align with management and go for long-term ways of doing this because the real question is, what is the value three years from now? And that’s why you kind of pick, I think even within tech, the industry leading, the industry transforming companies. And so, you know, maybe there’s heat and froth in the market currently, I think it’s always a question about being in the winners over the long term. Those are the kind of compounding lessons you get from such luminaries as Warren Buffet. And so that’s the way that we look at this is pick the companies that will be the transformation of the industry and will set the new benchmarks for how everything should work.

Brian Sozzi: And Reid, it’s been a good bit since we’ve last talked with you, how would you grade the progress Silicon Valley has made on improving diversity?

Reid Hoffman: Oh, look, it’s a super important and I think the great news is that a lot firms are, like Greylock and so forth, are committed to doing this. Greylock partnered with an excellent organization called Management Leaders of Tomorrow, other VCs have partnered with other organizations similarly and it’s building the network to create the right kinds of opportunities for founders, for investors, for career pathing, and I think that’s in progress. There’s a long way to go and I’d say the primary good news is when I talk with nearly everybody in Silicon Valley, everybody, it’s a top of mind issue. Everyone’s working on it, everyone’s creating a dashboard with numbers and working towards it the same that way you work towards things as businesses.

Brian Sozzi: So realistically, just based on that, over the next year we should, you know how long will it take before we start to see more diverse leaders come out of Silicon Valley?

Reid Hoffman: I think we’re already beginning to see some of it. I think you’ll see more and more each year and a little bit like kind of, you know these things have a little bit of a compounding curve. You know the curve kind of starts slow and then starts picking up so I don’t think it’s like immediately next year or the year after. But hopefully, you know when you get to three years and five years you begin to say okay this problem is now finally beginning to even out and there is actually in fact, you know kind of the opportunity is being reflected by the actual talent because talent is evenly distributed across races and genders and all the rest and so like you know you have a talent gap until you actually in fact see it in the numbers.

Brian Sozzi: Good to see the work you’re doing there. I’ll leave it there. Reid Hoffman and Hippo co-founder and CEO, Assaf Wand, congrats on the transaction. We’ll talk to you both soon.

Reid Hoffman: Great, thank you.

Assaf Wand: Thank you.

Important Information for Investors and Stockholders

This communication relates to a proposed transaction between Reinvent Technology Partners Z (“RTPZ”) and Hippo Enterprises Inc. (“Hippo”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPZ intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of RTPZ, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTPZ shareholders. RTPZ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTPZ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPZ through the website maintained by the SEC at www.sec.gov. The documents filed by RTPZ with the SEC also may be obtained free of charge at RTPZ’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTPZ and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPZ’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPZ and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPZ and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPZ’s securities; (ii) the risk that the transaction may not be completed by RTPZ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPZ; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of RTPZ, the satisfaction of the minimum trust account amount following redemptions by RTPZ’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against RTPZ related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of RTPZ’s securities on a national securities exchange; (xi) the potential volatility of the price of RTPZ’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which RTPZ plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPZ’s or Hippo’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns; greenhouse gases; sea, land and air temperatures; sea levels; and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand RTPZ’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPZ’s registration on Form S-1 (File No. 333-249799), the registration statement on Form S-4 discussed above and other documents filed by RTPZ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPZ and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPZ nor Hippo gives any assurance that either RTPZ or Hippo or the combined company will achieve its expectations.